SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

As of November 19, 2009

Commission File Number 1-34129

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com

Venezuela Assumes Operational Control over Tavsa

Luxembourg, November 17, 2009 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) announced that pursuant to Decree Law 6058 and Decree 6796, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa, Tubos de Acero de Venezuela S.A. (“Tavsa”). Following this formal change in operational control, PDVSA Industrial has assumed complete responsibility over Tavsa’s operations and management, and Tavsa’s operations will thereafter be managed by the transition committee previously appointed by Venezuela. Tenaris’s representatives in Tavsas’s board of directors will cease in their functions, effective immediately.

While continuing to reserve all of its rights under investment treaties and Venezuelan and international law, Tenaris is prepared to engage in discussions with the Venezuelan government regarding the fair and adequate terms and conditions for the transfer of Tavsa to Venezuela.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing that Venezuela has assumed operational control over Tavsa.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2009

Tenaris, S.A.

By:	/S/ Cecilia Bilesio
Cecilia Bilesio Corporate Secretary